

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 29, 2008

Mr. E. Larry Ryder
Chief Financial Officer, Hooker Furniture Corporation
440 East Commonwealth Blvd
Martinsville, VA 24112

Re: **Hooker Furniture Corporation**
Form 10-K for the fiscal year ended February 3, 2008
File No. 0-25349

Dear Mr. Ryder:

We have reviewed your filing and have the following comments. We have limited our review to only Management's Discussion and Analysis and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note your disclosures that address the industry wide slow down in business at retail and that you expect business conditions will remain challenging well into fiscal 2009. We also note from your risk factors on page 11 that an economic downturn could affect consumer spending habits by decreasing overall demand for home furnishings. While your current discussion of operations and your focus on the changes in your business model address many factors that have impacted your results, we believe that you should enhance this discussion in future filings to include more specific quantified information. This will allow a reader to more clearly understand how the current sales environment impacts your financial results and will also enable a reader to better understand how future trends may also impact your results. This additional quantified information could include, but not be limited to, the following areas:

    *   Enhanced discussion regarding the potential margin improvements realized and future trends from importing wood and metal products compared to domestic manufacturing;
    *   Impact of recent acquisitions such as Sam Moore and Opus Designs LLC on your operating results;
    *   The potential impact on your inventory levels resulting from the change in your business model and potential supply chain issues;
    *   A more thorough discussion and quantification of the contribution to your performance resulting from each of your major product sub-categories.

Please advise us of your intentions in this matter.

Results of Operations, page 21

2. We note your use of the non-GAAP financial measure Operating Margin, excluding restructuring and special charges. Please enhance your disclosures to clearly indicate why managements believes that the measure is useful and also to describe any material limitations associated with this measure and how management compensates for those material limitations. Please refer to Item 10 of Regulation S-K and our response to question eight of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief